Filed by Brio Software, Inc. Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Brio Software, Inc.

Commission File No.: 000-23997

On July 25, 2003, Brio Software, Inc. distributed the following e-mail to its customers:

Dear Brio Customer,

As you may have heard by now, we have some exciting news to share! Hyperion has announced its intent to acquire Brio, creating the world’s largest company solely focused on business performance management. I’m proud to point out that, following the completion of the merger, our customers will be able to benefit from working with a single software company-Hyperion-to satisfy the broadest range of Business Performance Management needs in a way that is truly beneficial to you. And, perhaps of most interest to you, is the fact that we will be in the position to commit even more attention and energy to your success with our technology than ever before.

To start with, I feel it is important for you to know that Hyperion’s vision is identical to ours, to provide customers with breakthrough performance everywhere, from the boardroom to the frontlines. With this acquisition, the new Hyperion will be able to help you drive performance accountability to all levels of the organization.

For the first time, from a single vendor, you will be able to directly query transactional data sources and marry that information to the software you use for day-to-day operational and financial planning, and also populate scorecards and dashboards for forecasting and monitoring results. As a result, you will be able to perform better, a win for all concerned.

Now and in the future you will continue to receive the same level of excellent service, support and product quality you have come to expect from Brio. Prior to the close of this transaction, sales and support contacts and all other service processes will continue unchanged. You can proceed with confidence in executing against your near-term plans to acquire and deploy Brio products knowing that any agreements executed during this period will transfer seamlessly to the new Hyperion once the acquisition closes. In fact, according to Jeff Rodek, Hyperion’s Chairman and CEO, “Brio customers can be assured of one thing, and that is, a Brio commitment to a customer is as good as a Hyperion commitment to that customer, no questions asked.”

Brio has already seen great success with the combination of Brio Performance Suite(tm) 8 with Hyperion Essbase XTD platform. Pfizer Canada is one of many great examples of the powerful combination and tight integration of the Brio and Hyperion products.

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Once you see how complementary these two companies are, and all the ways in which our customers will benefit going forward, I’m certain you’ll be as excited as we are. Within the next few days, we will be sending additional communications that will answer many of your immediate questions. In the meantime, if you have any pressing matters, please contact your Brio Account Manager or call 1-877-289-2746.

Best,

Craig Brennan

CEO and President

Brio Software

Forward-Looking Statements

This document contains forward-looking statements that involve risks and uncertainties concerning Hyperion Solutions’ proposed acquisition of Brio Software, Hyperion Solutions’ expected financial performance, as well as Hyperion Solutions’ strategic and operational plans (including without limitation as described in the quotation from management in this document). Actual events or results may differ materially from those described in this document due to a number of risks and uncertainties. The potential risks and uncertainties include, among others, the possibility that the transaction will not close, that the closing may be delayed; the reaction of customers of Hyperion Solutions and Brio Software to the transaction; Hyperion Solutions’ ability to successfully integrate Brio Software’s operations and employees the introduction of new products by competitors or the entry of new competitors into the markets for Hyperion Solutions’ and Brio Software’s products; and economic and political conditions in the U.S. and abroad. More information about potential factors that could affect Hyperion Solutions’ business and financial results is included in Hyperion Solutions’ Annual Report on Form 10-K for the fiscal year ended June 30, 2002 and its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2003, including (without limitation) under the captions, “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” which are on file with the Securities and Exchange Commission (the “SEC”) and available at the SEC’s website at www.sec.gov. For more information and additional risk factors regarding Brio Software, see the information under the captions “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in Brio Software’s Annual Report on Form 10-K for the fiscal year ended March 31, 2003 and in other reports filed by Brio Software with the SEC. Neither Hyperion Solutions nor Brio Software undertake any obligation to update these forward-looking statements to reflect events or circumstances after the date of this document.

Additional Information About the Proposed Merger and Where to Find It

Hyperion Solutions and Brio Software intend to file with the SEC a proxy statement/prospectus and other relevant materials in connection with the proposed acquisition (the “Merger”) of Brio Software by Hyperion Solutions pursuant to the terms of an Agreement and Plan of Merger and Reorganization among Hyperion Solutions Corporation, T-Bird Acquisition, Inc., a wholly owned subsidiary of Hyperion Solutions, and Brio Software, Inc. The proxy statement/prospectus will be mailed to the stockholders of Brio Software. Investors and security holders of Brio Software are urged to read the proxy statement/prospectus and the other relevant materials when they become available because they will contain important information about Hyperion Solutions, Brio Software and the proposed Merger. The proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by Hyperion Solutions or Brio Software with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Hyperion Solutions by contacting Hyperion Solutions Investor Relations, 1344 Crossman Avenue, Sunnyvale, CA, 94089, telephone (408) 220-8769. Investors and security holders may obtain free copies of the documents filed with the SEC by Brio Software by contacting Brio Software Investor Relations, 4980 Great America Parkway Santa Clara, CA 95054, (408) 496-7400. Investors and security holders of Brio Software are urged to read the proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed Merger.

Hyperion Solutions, Jeff Rodek, Hyperion Solutions’ Chairman and Chief Executive Officer, and certain of Hyperion Solutions’ other executive officers and directors may be deemed to be participants in the solicitation of proxies of Brio Software’s stockholders in connection with the proposed merger. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of Mr. Rodek and certain of Hyperion Solutions’ other executive officers and directors in the solicitation by reading the proxy statement/prospectus statement when it becomes available.

Brio Software, Craig Brennan, Brio Software’s President and Chief Executive Officer, and certain of Brio Software’s other executive officers and directors may be deemed to be participants in the solicitation of proxies of Brio Software’s stockholders in connection with the proposed merger. Such individuals may have interests in the proposed Merger, including as a result of holding options or shares of Brio Software common stock. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of Mr. Brennan and Brio Software’s other executive officers and directors in the solicitation by reading the proxy statement/prospectus when it becomes available.